Darren K. DeStefano

(703) 456-8034

ddestefano@cooley.com

July 10, 2009

VIA EDGAR AND HAND DELIVERY

David L. Orlic, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3628

Washington, D.C. 20549

Re:

Cuisine Solutions, Inc.

Schedule 13E-3 filed on June 12, 2009 (File No. 005-35942)

Preliminary Proxy Statement on Schedule 14A filed on

June 12, 2009 (File No. 001-32439)

Dear Mr. Orlic:

On behalf of Cuisine Solutions, Inc. (the “Company”), we are transmitting for filing one copy of the Company’s revised Preliminary Proxy Statement on Schedule 14A (as revised, the “Revised Proxy Statement”), marked to show changes from the Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2009. The Company is contemporaneously filing Amendment No. 1 to its Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on June 12, 2009 (as amended, the “Amended Schedule 13E-3”).

The Revised Proxy Statement is being filed in response to comments received from the staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) by letter dated July 6, 2009, with respect to the Proxy Statement and the Schedule 13E-3 (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Revised Proxy Statement and the Amended Schedule 13E-3.

Schedule 13E-3

General

1.

General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a corporation, the information called for by selected items must be given with respect to persons having designated relationships with the corporation. You appear to have limited your disclosure in this regard to the executive officers and directors of Cuisine Solutions. Please make all disclosures required by the items referenced in General

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

July 10, 2009 Page Two

Instruction C with respect to Food Research Corporation, Sediac, S.A. and each executive officer and director of Sediac. This would include, without limitation, the information required by Item 1003(a) and (b) regarding Food Research Corporation and Sediac, the information required by Item 1003(c) regarding the executive officers and directors of Sediac, and the information required by Item 1008 regarding each of the foregoing.

In response to the Staff's comment, the Company has revised the disclosure in the Revised Proxy Statement, where applicable, to include information concerning Food Research Corporation, Sediac, S.A. and the executive officer and directors of Sediac, in accordance with Instruction C to Schedule 13E-3. See pages 7, 10, 46, 54 and 55 of the Revised Proxy Statement. The Company has also made corresponding revisions to Item 3 of the Amended Schedule 13E-3.

2.

You do not appear to have provided the information required by Item 1003(c)(3)-(5) of Regulation M-A with respect to your executive officers and directors. Please advise, or revise your proxy statement to include this information.

In response to the Staff's comment, the Company has revised the disclosure on page 54 of the Revised Proxy Statement.

3.

We are unable to locate the statement required by 1012(e) of Regulation M-A regarding whether or not any executive officer, director or affiliate of your company (or any person specified in Instruction C to the schedule) has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation. Please advise, or revise your proxy statement to include this information.

In response to the Staff's comment, the Company has revised the disclosure on pages 7, 10 and 46 of the Revised Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

4.

You do not appear to have provided the information required by Item 13(a)(2)-(6) of Schedule 14A, as applicable. See Item 12(f) of Schedule 14A. Please advise, or revise your proxy statement to include this information.

The Company respectfully submits that the proposals to be submitted to the Company’s stockholders do not constitute actions being taken with respect to “the modification of any class of securities” of the Company, within the meaning of Item 12 of Schedule 14A. Rather, the proposals merely relate to the combination of the existing outstanding shares of common stock into fewer shares, immediately followed by the split of such combined shares into more shares of common stock. The rights, preferences, privileges and powers of the common stock will be unchanged by the Transaction. Accordingly, neither

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

July 10, 2009 Page Three

of the proposals fall within the coverage of Item 12 of Schedule 14A. Consequently, the Company respectfully submits that Item 12(f) of Schedule 14A and, therefore, Items 13(a)(2)-(6) of Schedule 14A are inapplicable to the Transaction.

5.

We note your statement that proxies may be solicited by telephone, telegram or other means. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, if any, must be filed under cover of Schedule 14A. Refer to Rule 14a(b) and (c). Please confirm your understanding.

The Company confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, if any, must be filed under cover of Schedule 14A.

Summary Term Sheet, page 2

6.

Please include a brief statement as to the accounting treatment of the reverse stock split, or advise why such disclosure is not material in the context of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

The Company supplementally advises the Staff that it believes that a discussion of the accounting treatment of the Transaction would be immaterial to stockholders, since the proposed Transaction is expected to have an immaterial impact on the Company’s: (i) total assets, (ii) stockholders’ equity and (iii) total liabilities and stockholders’ equity.

Special Factors

Background of the Transaction, page 16

7.

On page 17 of this section, you refer to a presentation by Bengur Bryan on February 3, 2009. On the top of pages 18 and 19, you refer to presentation materials prepared by Bengur Bryan on March 18, 2009 and April 7, 2009. Similarly, on the bottom of page 20, you refer to updated valuation materials dated April 24, 2009 prepared by Bengur Bryan. Each presentation, discussion, or report held with or presented by an outside party, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your proxy statement to summarize any and all presentations made by any such outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

In response to the Staff's comment, the Company has filed the March 18, 2009, April 7, 2009 and April 24, 2009 Bengur Bryan presentations as exhibits to the Amended Schedule 13E-3. The Company respectfully submits that the description of these presentations on pages 18-22 of the Revised Proxy Statement adequately summarizes the material terms of these preliminary valuation presentations as required by Item 1015 of Regulation M-A.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

July 10, 2009 Page Four

The Company supplementally advises the Staff that the presentation made by Bengur Bryan at the February 3, 2009 Board meeting was limited to Bengur Bryan’s experience and capabilities rendering fairness opinions related to going private transactions generally, and did not pertain to the proposed Transaction. The Company respectfully submits that this presentation describing Bengur Bryan’s experience and capabilities is not “materially related” to the Transaction within the meaning of Item 1015 of Regulation M-A.

8.

Please disclose all of the financial forecasts that management and/or the board of directors provided to Bengur Bryan, such as the five-year financial forecast referred to on page 19 and the pro forma balance sheet referred to on page 21. In addition, please disclose and quantify (to the extent possible) the material assumptions underlying the forecasts.

In response to the Staff's comment, the Company has added a section to the Revised Proxy Statement entitled “Financial Forecast Information” beginning on page 58.

9.

Please clarify why Bengur Bryan believed that book value is not a meaningful measure by which to value your company, and why all of the Special Committee members agreed with this assessment, especially given that the book value of the company exceeds the cash-out price by 8%.

In response to the Staff's comment, the Company has provided additional disclosure on pages 21 and 33 of the Revised Proxy Statement regarding the conclusions reached by Bengur Bryan and the Special Committee with respect to the meaningfulness of book value as a measure by which to value the Company.

Fairness of the Transaction, page 32

10.

Like the special committee, the board must express and support an opinion on the fairness of the Transaction to unaffiliated shareholders, both those who will be “cashed out” and those who will remain as security holders of the Company after the Reverse and Forward Stock Splits. Please revise the last sentence in this section accordingly.

In response to the Staff's comment, the Company has revised the disclosure throughout the Revised Proxy Statement. See pages 4, 5, 32 and 36.

Substantive Fairness, page 32

11.

The board of directors and the special committee do not appear to have fully considered all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. In particular, the board of directors and the special committee do not appear to have considered the liquidation or going concern values of the company. While one or more of the valuation measures listed in Instruction 2 may not be relevant in the context of the Transaction, the reasons why should be explained for shareholders. Please revise your disclosure accordingly. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, Exchange Act Release 17719 (April 13, 1981).

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

July 10, 2009 Page Five

In response to the Staff's comment, the Company has revised the disclosure under “Substantive Fairness” to address the consideration given by the Board and Special Committee to the liquidation and going concern values of the Company in determining whether the Consideration Price offered in the Transaction is fair. See “Going Concern Value” and “Liquidation Value Analysis” on page 34.

Historical Prices, page 33

12.

Here and elsewhere throughout the document where you compare the cash-out price to current market prices of your common stock, please disclose how the cash-out price compares to market prices as late as the second quarter of your recently completed fiscal year, which appear to significantly exceed the cash-out price. In addition, explain how the Board considered this discrepancy in assessing fairness.

In response to the Staff's comment, the Company has expanded the discussion under “Historical Prices” to reflect the Board and Special Committee’s assessment of the Company’s historical common stock prices.

Fairness Opinion of Financial Advisor, page 36

13.

You state that the Special Committee retained Bengur Bryan based upon its familiarity with your current operations and prospects. Please clarify this statement, and describe any material relationships that existed during the past two years and any compensation received or to be received as a result of the relationship between Bengur Bryan, its affiliates, and/or unaffiliated representative and your company or your affiliates. See Item 1015(b)(4) of Regulation M-A.

In response to the Staff's comment, the Company has revised the disclosure on page 37 of the Revised Proxy Statement to further clarify the basis for the statement regarding Bengur Bryan’s familiarity with the Company’s operations and prospects. In addition to Bengur Bryan’s relevant experience and expertise in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, and going private transactions, the revised disclosure also reflects the fact that Bengur Bryan actively advises companies similar to the Company that operate in the packaged food industry, as well as the fact that Bengur Bryan was previously retained by a special committee of the Board in 2002 to evaluate and opine upon the fairness of a proposal dated May 2002 from the Vilgrain family to purchase all of the outstanding shares of the Company’s Common Stock not already owned by the Vilgrain family and its affiliates. That proposal, which was previously disclosed in the Company’s proxy statement related to its 2002 Annual Meeting of Stockholders and that was unrelated to the Transaction, was formally withdrawn in August 2002.

In addition, there have been no material relationships that existed during the past two years, nor has there been any compensation received or to be received as a result of any such relationships, between Bengur Bryan, its affiliates, and/or unaffiliated representative and the Company or its affiliates. Please refer to the revised disclosure on page 37 of the Revised Proxy Statement.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

July 10, 2009 Page Six

14.

Please describe the method of selection of Bengur Bryan. See Item 1015(b)(3) of Regulation M-A.

The Company supplementally advises the Staff that the Special Committee selected and retained Bengur Bryan based on the factors and considerations discussed in the Company’s response to Comment No. 13, which factors and considerations are also described in the revised disclosure on page 37 of the Revised Proxy Statement under “Fairness Opinion of Financial Advisor.” Other than as described on page 37, the Company supplementally advises the Staff that no additional method of selection was used that is required to be described pursuant to Item 1015(b)(3) to Regulation M-A.

15.

Please state whether the Company determined the amount of consideration to be paid or whether Bengur Bryan determined the amount of consideration to be paid. See Item 1015(b)(5) of Regulation M-A.

In response to the Staff's comment, the Company has provided additional disclosure on page 39 of the Revised Proxy Statement.

Premiums Paid Analysis, page 41

16.

Please disclose how Bengur Bryan determined that the premiums observed in the transactions reviewed for this analysis were generally consistent with the premium applied in the current transaction. The 3-month and 6-month premiums for the precedent transactions seem only marginally consistent with the current transaction. Premiums for all other periods for the precedent transactions seem to significantly exceed the current transaction. Please also disclose how Bengur Bryan integrated the results of this analysis into its final implied equity value range.

In response to the Staff's comment, the Company has revised the disclosure on page 43 of the Revised Proxy Statement.

Effective Date, page 48

17.

Please revise to clarify the approximate length of time between the effective date of the reverse stock split and the date on which cashed-out shareholders will receive their cash payments for fractional shares.

In response to the Staff's comment, the Company has revised the disclosure on page 49 of the Revised Proxy Statement and made corresponding revisions to pages 50-51.

Stock Purchases and Equity Awards, page 51

18.

Your disclosure in this section does not appear responsive to Item 1002(f) of Regulation M-A. Revise your proxy statement accordingly.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

July 10, 2009 Page Seven

In response to the Staff's comment, the Company has revised the disclosure on page 52 of the Revised Proxy Statement.

Quorum and Certain Voting Matters, page 55

19.

Please disclose why abstentions, which you state will be considered votes cast, will have no effect on the outcome of the votes for the proposals. If you mean to state that they will have no effect on the outcome because the vote is already assured, please clarify this.

In response to the Staff's comment, the Company has revised the disclosure on page 56 of the Revised Proxy Statement to clarify that abstentions will not be considered votes cast on the proposals. The Company supplementally advises the Staff that, pursuant to Section 242(b)(1) of the Delaware General Corporation Law, the affirmative vote of the majority of shares outstanding and entitled to vote on the proposals as of the Record Date is required to approve each of the proposals. Neither broker non-votes nor abstentions are considered votes cast in favor of the proposals and, accordingly, do not count toward the achievement of the required majority and, therefore, will have no effect on the outcome of the votes on the proposals.

Adjournment or Postponement, page 55

20.

Please revise your disclosure to clarify whether shareholders are being separately asked to provide discretionary authority to postpone or adjourn the special meeting in order for additional proxies to be solicited. If so, you must present this as a separate proposal in the proxy statement as well as on the proxy card.

In response to the Staff's comment, the Company has revised the disclosure on page 56 of the Revised Proxy Statement.

Documents Incorporated by Reference, page 58

21.

You appear to be incorporating be reference certain financial information in response to the requirements of Item 13(a) of Schedule 14A. Given that you do not appear eligible to rely on Item 13(b)(1), a statement that you will deliver the incorporated information to a shareholder upon written request does not appear permissible. Please advise, or revise your disclosure to indicate that you are delivering to shareholders with the proxy statement the previously-filed reports from which you are incorporating this information by reference. Alternatively, you may revise your proxy statement to include the information required by Item 13(a).

As described in the Company’s response to Comment No. 4, the Company respectfully submits that Item 13(a) of Schedule 14A is inapplicable to the proposed Transaction. Consequently, the Company has deleted the “Documents Incorporated by Reference” section from the Revised Proxy Statement and has modified the disclosure on page 57 of the Revised Proxy Statement to clarify how stockholders may obtain the Company’s full financial statements, in accordance with Instruction 1 to Item 13 of Schedule 13E-3.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

July 10, 2009 Page Eight

Form of Proxy

22.

On page 1 of the proxy statement, you state that you will not effect either the Reverse Stock Split or the Forward Stock Split unless both proposals are approved by stockholders. Therefore, revise the form of proxy to make clear that each proposal is cross-conditioned on the other.

In response to the Staff's comment, the form of proxy has been revised.

23.

Please clearly mark your form of proxy as a “Preliminary Copy.” See Rule 14a-6(e)(1).

In response to the Staff's comment, the form of proxy has been revised.

24.

You state that the proxies are authorized to use discretionary authority to vote on any other matters that may properly come before the meeting. However, this does not appear to be the applicable standard under Rule 14a-4(c)(3), which delineates the scope of discretionary authority for solicitations other than for annual meetings. Please revise.

In response to the Staff's comment, the form of proxy has been revised.

*******

The Company acknowledges its understanding that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

July 10, 2009 Page Nine

Please fax any additional comment letters concerning the Revised Proxy Statement or the Amended Schedule 13E-3 to (703) 456-8100 and direct any further questions or comments concerning the Revised Proxy Statement, the Amended Schedule 13E-3 or this response letter to either the undersigned at (703) 456-8034 or Christina L. Novak, Esq., of this office, at (703) 456-8562.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano, Esq.

cc:

Stanislas Vilgrain

Ronald Zilkowski

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM